UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                    ------------------------------------

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.       )*
                                         -------

                        Trader Classified Media N.V.
------------------------------------------------------------------------------
                              (Name of Issuer)

               Class A Common Shares, EUR 0.16 nominal value
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 89254T102
------------------------------------------------------------------------------
                               (CUSIP Number)

                              December 2, 2002
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               |_|    Rule 13d-1(b)
               |X|    Rule 13d-1(c)
               |_|    Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                               -------------------
CUSIP NO. 89254T102                    13G               PAGE 2 OF 5 PAGES
-------------------------                               -------------------

--------- --------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Dresdner Bank AG
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) |_|
          (b) |_|

--------- --------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
------------------------------ ------ ----------------------------------------
                                 5    SOLE VOTING POWER
          NUMBER OF
           SHARES                     5,500,000 Shares
                               ------ ----------------------------------------
        BENEFICIALLY             6    SHARED VOTING POWER
          OWNED BY
            EACH
                               ------ ----------------------------------------
          REPORTING              7    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      5,500,000 Shares
                               ------ ----------------------------------------
                                 8    SHARED DISPOSITIVE POWER


--------- --------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,500,000 Shares

--------- --------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                      |_|

--------- --------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Approximately 6% (assuming the Class A Common Shares and Class B
                          Common Shares are treated as the same Class)
--------- --------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

                                   BK
--------- --------------------------------------------------------------------

                                SCHEDULE 13G



ITEM 1(a).     NAME OF ISSUER:

                      Trader Classified Media N.V. (the "Issuer")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      5-7 Rue Drouot 75008
                      Paris, France I0 00000

ITEM 2(a).     NAME OF PERSON FILING:

                      Dresdner Bank AG

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      Jurgen-Ponto-Platz 1
                      60301 Frankfurt, Germany

ITEM 2(c).     CITIZENSHIP:

                      Germany

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

                      Class A Common Shares, Euro 0.16 nominal value ("Class A Common Shares").

ITEM 2(e).     CUSIP NUMBER:

                      89254T102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP

               The information reported herein is based on (i) there being 39,644,503 Class A Common Shares and 51,600,000 Class B Common Shares, nominal value Euro 1.92 per share ( the "Class B Common Shares") outstanding as reported in the Form 20-F filed by the Issuer on April 19, 2002, and (iii) the Class A Common Shares and Class B Common Shares being treated as one Class of securities (the "Common Shares").

     (a)  Amount beneficially owned: 5,500,000

     (b)  Percent of class: Approximately 6% of the outstanding Common
          Shares

     (c)  Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote: 5,500,000

               (ii)   Shared power to vote or to direct the vote:

               (iii) Sole power to dispose or to direct the disposition of: 5,500,000

               (iv) Shared power to dispose or to direct the disposition of:

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.


ITEM 10.       CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE PAGE
                               --------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Dresdner Bank AG


Dated:  December 12, 2002          By:  /s/ J.D. Russell
                                      --------------------------------
                                      Name:  J.D. Russell
                                      Title: Director

                                   By:  /s/ R.E. Murdin
                                      --------------------------------
                                      Name:  R.E. Murdin
                                     Title:  Director